# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

March 10, 2026

_____

In the Matter of

**Highlander Silver Corp.**
**2500-100 King Street West**
**Toronto, Ontario**
**M5X 1A9 Canada**

**ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED**

File No: 001-43170

_____

Highlander Silver Corp. has filed with the Commission and the NYSE American an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Highlander Silver Corp. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the NYSE American shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Michael Coco
Office Chief